UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2022

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

82-0669961

(I.R.S. Employer Identification Number)

5910 Pacific Center Blvd, Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352-0622

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Semiannual Report on Form 1-SA (this Semiannual Report) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2021 contained in our Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 29, 2022.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

We are a clinical-stage pharmaceutical company focused on developing drug product candidates currently containing novel, patented small molecules, rationally designed to treat various diseases with unmet medical needs, including neurodegenerative, autoimmune and other diseases. We are currently developing two initial therapeutic product candidates, EHP-101 and EHP-102, that target four initial indications, multiple sclerosis (MS) and systemic sclerosis (SSc, a severe form of scleroderma) with EHP-101, and Parkinson’s disease (PD) and Huntington’s disease (HD) with EHP-102. We believe treatments for these indications represent markets with underserved patient populations.

Our platform technology currently consists of 25 novel, patented molecules which are all new chemical entities (NCE)s with mechanisms of action (MOA) which make them capable of affecting specific receptors and pathways in the body that are relevant to the disease we are targeting. The novel molecules are currently covered by 28 issued international patents. In addition, we have 21 pending international patent applications.

Our current product development pipeline includes our two initial product candidates, EHP-101 and EHP-102, containing NCEs from our library of molecules. EHP-101, our lead product candidate, is being developed as an oral formulation of one of the molecules in our portfolio, known as VCE-004.8, and is currently in Phase 2 clinical (human) trials. EHP-102 is being developed as an oral formulation of another one of the molecules in our portfolio, known as VCE-003.2, and is currently in IND-enabling nonclinical (non-human) development. In addition to the four initial indications being targeted with EHP-101 and EHP-102, other applications and different formulations are also being investigated with these NCEs. Research is ongoing with other molecules within our NCE portfolio, as well as continued discovery of additional unique molecules to add to our portfolio.

In September 2019, we successfully completed a Phase 1 clinical trial of EHP-101 in Australia to establish safety, tolerability and pharmacokinetics in healthy volunteers. During 2020, we initiated a Phase 2a safety and efficacy clinical trial with EHP-101 in SSc patients. While we have regulatory approval to proceed with our planned Phase 2 trial of EHP-101 in MS patients in different countries, we have temporarily decided to pause patient enrollment to examine our financial position and potentially improve the study design. If such clinical trials are successful, contingent upon securing additional capital resources, we plan to advance the product candidates into additional clinical trials.

We have completed a number of preclinical proof of concept studies for EHP-102 in PD and HD models. We are now in the manufacturing and formulation development stage and are conducting the preclinical studies required for advancement to clinical trials.

We have been granted Orphan Drug Designation from the Food and Drug Administration (FDA) in the United States and from the European Medicines Agency in Europe for EHP-101 for the SSc indication and for EHP-102 for the HD indication. We have also received Fast Track designation from the FDA for EHP-101 for the SSc indication.

Our molecules are synthetically manufactured NCEs, two of which are used as the active pharmaceutical ingredients (API) in our current two product candidates. The 25 patented molecules currently in our portfolio were designed to affect specific biological receptors and pathways in the body related to various diseases, including the four initial indications we are targeting with EHP-101 and EHP-102. Based on extensive research and discovery work over the past decade, it was determined that our molecules would be best designed based on the molecular structure of cannabidiol (CBD) and cannabigerol (CBG), two non-psychoactive cannabinoids which are believed to have fundamental health and therapeutic benefits and a good safety profile. While CBD and CBG may be classified by the United States Drug Enforcement Administration (DEA) as controlled substances in the United States, depending on their origin and purity, since our molecules are NCEs unlike CBD and CBG, in March 2019 we received a decision from the DEA that the API (VCE-004.8) in our lead product candidate, EHP-101, is not a controlled substance. We have also received the same decision from the United Kingdom (UK) Home Office and Canada’s Controlled Substances Directorate. We plan to seek the same determination for the API (VCE-003.2) in our second product candidate, EHP-102, once it gets closer to clinical development.

As of June 30, 2022, our significant stockholder, Emerald Health Sciences Inc. (EHS), owned approximately 48% of the outstanding shares of our common stock, par value $0.0001 per share. Accordingly, EHS has significant influence over us and any action requiring the approval of the holders of our common stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common stock and approval of significant corporate transactions.

Results of Operations for the Six Months Ended June 30, 2022 and June 30, 2021

Revenues

We are a pre-revenue clinical stage pharmaceutical company focused on the development of our product candidates. We have no products approved for commercial sale and have not generated any revenues from product sales since our inception in March 2017.

Research and Development Expenses

Research and development (R&D) expenses consist primarily of expenses associated with preclinical development and clinical trials, payments to third-party contract research organizations, or CROs, contract manufacturing organizations, or CMOs, contractor laboratories and independent contractors, and R&D personnel related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation. To date, our R&D expenses have related primarily to the development of, and clinical trials for, our lead product candidate, EHP-101, as well as the preclinical development of EHP-102 and related IND-enabling studies.

Our R&D expenses were approximately $5.0 million for the six months ended June 30, 2022, compared to approximately $5.2 million for the six months ended June 30, 2021. This decrease was primarily driven by a decrease of approximately $0.8 million in stock-based compensation and salaries and benefits related to R&D personnel, offset by an increase in clinical expenses and related contract manufacturing and development costs of approximately $0.2 million, driven by the advancement of our Phase 2 clinical trials and manufacturing activities for our product candidate EHP-101, compared to the prior period. During the six months ended June 30, 2022, R&D expenses related to the advancement of our Phase 2 clinical trials for EHP-101 were approximately $1.8 million, net of approximately $0.5 million recorded as a receivable related to eligible spending incurred under the Australian research and development tax incentive program. In addition, preclinical and related manufacturing and development costs related to the development of EHP-102 increased by approximately $0.4 million compared to the prior period. We expect overall research and development expenses to remain consistent in 2022 as we advance our Phase 2 clinical trial in SSc for EHP-101 and continue our preclinical development work for EHP-102.

Our R&D expenditures are subject to numerous uncertainties regarding timing and cost to completion. Completion of our clinical trials and preclinical development may take several years or more and the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

General and Administrative Expenses

General and administrative (G&A) expenses consist primarily of legal and patent fees, professional service fees, facility and office expenses, and general and administrative personnel related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation.

Our G&A expenses were approximately $2.3 million for the six months ended June 30, 2022, compared to approximately $2.8 million for six months ended June 30, 2021. This decrease was primarily driven by a decrease in G&A related stock-based compensation expense and G&A personnel related expenses of approximately $0.8 million, and a decrease in general corporate expenses of approximately $0.1 million, offset by an increase in consulting and professional services fees of approximately $0.4 million, compared to the prior period.

Other (Income)/Expense

Other (income)/expense consists primarily of interest expense, interest income, sublease income, and foreign currency gains and losses. During the six months ended June 30, 2021, we recognized a gain on extinguishment of debt of approximately $0.3 million, related to the forgiveness of our PPP Loan (as defined below) and associated accrued interest payable, which is included in other income. There were no such transactions recorded during the six months ended June 30, 2022.

From inception through March 2019, we received advances from EHS, our significant (former majority) stockholder, to fund our operations under a revolving loan agreement (Related Party Loan). In 2021, the Related Party Loan was settled in full and the revolving loan agreement was terminated effective June 1, 2021 pursuant to a Loan Termination Agreement between us and EHS. There was no interest expense recognized on the Related Party Loan during the six months ended June 30, 2022, and $0.1 million in interest expense recognized on the Related Party Loan during the six months ended June 30, 2021.

We recognized approximately $0.1 million in sublease income related to subleases of our existing non-cancelable building lease during each of the six months ended June 30, 2022 and June 30, 2021.

During the six months ended June 30, 2022 and June 30, 2021, we recognized foreign currency gains of $75,386 and $12,480, respectively. Foreign currency gains and losses are due primarily to the timing of fluctuations in the exchange rates between the U.S. Dollar and other foreign currencies, related to contracts and other transactions which are denominated in currencies other than the U.S. Dollar.

Net Loss

Our net loss was approximately $7.2 million for the six months ended June 30, 2022, compared to approximately $7.6 million for the six months ended June 30, 2021.

Liquidity and Capital Resources

Since our inception in 2017, we have devoted most of our cash resources to research and development and general and administrative activities. We have financed our operations to date primarily with the use of the proceeds from the Related Party Loan and with capital raised from a Tier 2 offering (the Regulation A Offering) pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the Securities Act). The Regulation A Offering was initially qualified by the SEC in March 2018 and sales commenced in 2019. We closed and terminated the Regulation A Offering effective March 28, 2021. In total, from the commencement of the sale of shares pursuant to the Regulation A Offering in March 2019 through the closing and termination on March 28, 2021, we sold an aggregate of 10,422,776 shares of common stock for gross proceeds of approximately $60 million. In June 2021, we sold 37,500 shares of common stock at $8.00 per share for gross proceeds of $300,000, in a private placement offering under Regulation D under the Securities Act.

To date, we have not generated any revenue from the sale of products, and we do not anticipate generating any revenue from the sale of products for the foreseeable future. We have incurred losses and generated negative cash flows from operations since inception. During the period from March 2, 2017 (inception) through June 30, 2022, we have incurred cumulative net losses of approximately $63.7 million. Our future expenditures and capital requirements will depend on numerous factors, including, among others, the progress of our research and development efforts.

We believe that we have sufficient capital to finance our operations at least into the second quarter of 2023, however, if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. In order to continue operating beyond this period, we will need to raise additional funds by September 2023 Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. There is no assurance that such financing will be available when needed or that we will ultimately achieve profitable operations and positive cash flow.

Credit Facilities

In September 2017, we entered into the Related Party Loan with EHS, which was amended in January 2018 and November 2019. Borrowings under the Related Party Loan were drawn down from time to time and repaid by us in cash, or at the option of EHS, converted into shares of our common stock at a conversion price of $2.00 per share. In November 2019, the Related Party Loan was amended to reduce the interest rate from 12% to 10%, compounded semiannually. The Related Party Loan was payable upon demand and had no expiration date.

During 2021, the outstanding balance under the Related Party Loan was settled in full, and the Related Party Loan was terminated effective June 1, 2021, pursuant to a Loan Termination Agreement between us and EHS. In total, EHS advanced approximately $11.3 million to us under the Related Party Loan. Approximately $3.1 million of the total amount advanced by EHS was repaid by us in cash, approximately $5.2 million was offset through cashless discharges (described below) and $3.0 million was converted into 1.5 million shares of our common stock at a conversion price of $2.00 per share. A total of approximately $2.2 million of interest expense was incurred (excluding a non-cash charge of approximately $1.4 million recorded during the year ended December 31, 2019 related to accretion of a beneficial conversion feature) under the Related Party Loan, of which approximately $2.0 million was paid to EHS in cash and approximately $0.2 million was offset through a cashless discharge. We do not have any remaining obligations to EHS under the Related Party Loan as of June 30, 2022.

In May 2019, our Board of Directors authorized a funding arrangement with EHS (the Related Party Note Receivable), which was amended in August 2019 and September 2019 to extend the repayment dates, pursuant to which we advanced funds to EHS in the form of interest bearing (12%) short term notes under a Promissory Note between EHS and us (the Promissory Note). Advances under the Promissory Note were originally due for repayment with accrued and unpaid interest three months from the date of the advance. A total of $5.0 million was advanced and approximately $0.2 million accrued as interest receivable under the Related Party Note Receivable. During 2019, the Related Party Note Receivable was fully settled through cashless discharges against the unpaid principal and accrued interest payable balances, respectively, under the then existing Related Party Loan with EHS.

On April 22, 2020, we received loan proceeds of $292,152 (PPP Loan) from Silicon Valley Bank pursuant to the Paycheck Protection Program (PPP) established as part of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The PPP Loan, which is evidenced by a Note dated April 21, 2020, bore interest at a rate of 1% per annum, and was expected to mature on April 21, 2022. On February 18, 2021, the entire principal balance and accrued interest payable under the PPP Loan were forgiven by the lender.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

We are required to make future payments to VivaCell Biotechnology España S.L. (VivaCell), a wholly owned subsidiary of Emerald Health Research Inc. (EHR) (which is a wholly owned subsidiary of EHS, our significant stockholder), based on the achievement of milestones set forth in the Intellectual Property Transfer Agreement (IPTA) between us and VivaCell, which was executed in June 2017 and amended in July 2022. These payments are based on the achievement of development or regulatory milestones, including commencement of various phases of clinical trials, filing of product license applications and approval of product licenses from the FDA or a foreign regulatory agency. The aggregate amount of future milestone payments that we could be required to pay under our agreement with VivaCell is up to 2.7 million Euros per product and application (approximately $2.8 million, per product and application, based upon the exchange rate at June 30, 2022). These amounts assume that all remaining milestones associated with the milestone payments are met. In the event that product license approval for any of the related products is obtained, we are required to make royalty payments to VivaCell of 2.5% of net revenues from commercial sales of the related products.

In 2020, we paid approximately $0.5 million in milestone payments due to VivaCell in accordance with the IPTA, related to the completion of our first Phase 1 clinical study in 2019.

In July 2022, we paid approximately $0.3 million in milestone payment due to VivaCell in accordance with the IPTA, related to the commencement of enrollment of a Phase 2 clinical study for SSc.

Because future milestones are contingent, we are not in a position to reasonably estimate how much, if any, additional milestone payments will ultimately be paid, or when. Many of the remaining milestone events are related to progress in clinical trials which will take several years to achieve.

On May 1, 2018, we entered into a two-year non-cancelable building lease for our corporate headquarters in San Diego, California, which was amended in August 2019, to include additional space at the existing premises and to extend the term of the original lease through August 31, 2022. Under the lease, we currently pay a base rent of $21,852 per month. Our remaining obligation under this operating lease from July 1, 2022 through August 31, 2022 was $43,704. On September 1, 2022, the Company entered into a new lease at a rate of $2,067.00 per month.

In July 2020, we entered into an agreement to sublease a portion of our existing non-cancelable building lease to a third-party tenant, effective August 1, 2020, and continuing through August 31, 2022. We paid commissions of $7,000 related to the execution of the sublease and were expected to incur future losses of approximately $55,000 in conjunction with the sublease. EHS agreed to reimburse us for the commission fee and future expected losses, which were offset against the Related Party Loan as of December 31, 2020.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are currently in the research, product development and clinical trial stage, no products are in commercial production or use and we do not currently generate revenue. Accordingly, we are unable to identify any significant recent trends in production, sales and inventory, costs, and selling prices, and, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our future net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Our financial success will be dependent upon our ability to continue development of our product candidates through preclinical and clinical stages to commercialization, which ability is, in turn, dependent on our liquidity and capital resources that will be available to fund such development and continuous research. Our liquidity and capital resources may vary substantially from period to period depending on a number of factors, including, without limitation, the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for clinical trials, manufacturing, toxicology and pharmacology studies and the availability of funding from investors, affiliates, and lenders.

Unpredictable events, such as the COVID-19 pandemic, and associated business disruptions, including delayed clinical trials and laboratory resources, could harm our financial condition, affect our operations, increase our costs and expenses, and impact our ability to raise capital. Our operations could be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics or pandemics such as the COVID-19 pandemic, and other natural or manmade disasters or business interruptions, for which we may not be insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition, delay our product development and regulatory approvals of clinical trials, and increase our costs and expenses. Additionally, COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and any delays in our research and development is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows.

Recent Events

On June 10, 2022, we received a “Wells Notice” from the staff (Staff) of the Securities and Exchange Commission (Commission). The Wells Notice stated that the Staff had made a preliminary determination to recommend that the Commission file an enforcement action against us alleging violations of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Our former Chief Executive Officer and Director, Dr. James DeMesa, and our former Chief Financial Officer, Lisa Sanford, also received Wells Notices for the same potential violations as the Company.

On July 1, 2022, we submitted a settlement proposal to the Staff. We have reached a settlement in principle with the Staff, which remains subject to negotiation of customary settlement documentation and approval by the Commission. We cannot predict with confidence or certainty the ultimate outcome of the Commission’s process, including whether the Commission will accept a settlement with respect to the issues raised in the Wells Notices. If the Commission accepts our settlement proposal, we may be disqualified from relying on certain exemptions from registration under Rule 262 of Regulation A and Rule 506(d) of Regulation D. If we are disqualified from relying on certain exemptions from registration, we intend to request a waiver of the disqualification provisions from the Commission. We cannot predict with confidence or certainty the outcome of the waiver process, and as a result, we may be ineligible to rely on certain exemptions from registration, which could have a material adverse impact on our business, results of operations and liquidity.

Following its receipt of the Wells Notices, our Board of Directors requested that Dr. DeMesa and Ms. Sanford resign from their positions. Effective July 8, 2022, Dr. DeMesa and Ms. Sanford resigned as, respectively, Chief Executive Officer and director, and Chief Financial Officer.

On July 23, 2022, we entered into a consulting agreement with Catapult Life Science Advisors, LLC (Catapault), which was effective as of July 8, 2022, pursuant to which Mr. Punit Dhillon was appointed our principal executive officer. Mr. Dhillon is an officer, director and sole shareholder of Catapult. Mr. Dhillon will be compensated at an hourly rate of $250 per hour.

On August 19, 2022, Mr. Punit Dhillon resigned from the Board of Directors. Mr. Dhillon will continue to support the company as Secretary and interim principal executive officer, as a consultant, until the Board of Directors names a permanent successor. The Board of Directors appointed Mr. Robert E. Hawk, on August 19, 2022 to fill the vacancy left by Mr. Dhillon’s resignation.

On September 1, 2022, we entered into a consulting agreement with Kranz & Associates Holdings, LLC pursuant to which Robert Murphy has been appointed as our Chief Financial Officer and Treasurer. Mr. Murphy will be compensated based on an agreed upon hourly rate.

Item 2. Other Information

None.

Item 3. Financial Statements

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$8,701,163	$14,912,594
Incentive and other tax receivables	1,828,315	1,457,674
Other current assets	640,739	489,817
Total current assets	11,170,217	16,860,085
Property and equipment, net	24,137	31,502
Other noncurrent assets	283,464	283,464
Total assets	$11,477,818	$17,175,051

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$922,840	$1,373,163
Accrued expenses	4,270,018	2,479,115
Total current liabilities	5,192,858	3,852,278
Total liabilities	5,192,858	3,852,278

Commitments and contingencies (Note 6)

Stockholders’ equity:
Common stock, $0.0001 par value, 100,000,000 shares authorized, 22,148,976 shares issued, and 22,073,976 shares outstanding at June 30, 2022 and December 31, 2021	2,215	2,215
Additional paid-in-capital	70,916,344	70,213,689
Accumulated other comprehensive loss	(390,827)	(315,683)
Accumulated deficit	(64,242,764)	(56,577,440)
Treasury stock, at cost (common stock: 75,000 at June 30, 2022 and December 31, 2021)	(8)	(8)

Total stockholders’ equity	6,284,960	13,322,773
Total liabilities and stockholders’ equity	$11,477,818	$17,175,051

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Revenue	$-	$-

Operating expenses:
Research and development	5,024,309	5,163,267
General and administrative	2,774,316	2,789,701
Total operating expenses	7,798,625	7,952,968

Operating loss	(7,798,625)	(7,952,968)

Other (income)/expenses:
Other income	(57,915)	(362,003)
Interest expense	-	66,334
Foreign exchange gain	(75,386)	(12,480)

Net loss	(7,665,324)	(7,644,819)
Other comprehensive loss:
Foreign currency translation adjustments	(75,144)	(72,434)

Comprehensive loss	$(7,740,468)	$(7,717,253)

Net loss per share, basic and diluted	$(0.35)	$(0.36)

Weighted-average common shares outstanding, basic and diluted	22,073,976	21,053,937

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2022

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	Equity
Balance at December 31, 2021	22,073,976	$2,215	$70,213,689	$(315,683)	$(56,577,440)	75,000	$(8)	$13,322,773
Stock-based compensation expense			702,655					702,655
Net loss and comprehensive loss				(75,144)	(7,665,324)			(7,740,468)
Balance at June 30, 2022	22,073,976	$2,215	$70,916,344	$(390,827)	$(64,242,764)	75,000	$(8)	$6,284,960

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Stockholders’ Equity

For the Six Months Ended June 30, 2021

(Unaudited)

	Common Stock Outstanding		Additional Paid in	Accumulated Other Comprehensive	Accumulated	Treasury Stock		Total Stockholders’
	Shares	Amount	Capital	Loss	Deficit	Shares	Amount	Equity
Balance at December 31, 2020	19,510,029	$1,959	$52,648,471	$(183,169)	$(40,108,708)	75,000	$(8)	$12,358,545
Issuance of common stock under Regulation A offering, net of issuance costs	2,258,752	225	12,834,834					12,835,059
Issuance of common stock under Regulation D offering	37,500	4	299,996					300,000
Issuance of common stock upon conversion of related party loan	250,000	25	499,975					500,000
Issuance of restricted common stock under equity incentive plan	3,000	-	-					-
Stock-based compensation expense			1,860,517					1,860,517
Net loss and comprehensive loss				(72,434)	(7,644,819)			(7,717,253)
Balance at June 30, 2021	22,059,281	$2,213	$68,143,793	$(255,603)	$(47,753,527)	75,000	$(8)	$20,136,868

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

Emerald Health Pharmaceuticals Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Operating activities
Net loss	$(7,665,324)	$(7,644,819)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,365	9,503
Stock-based compensation	702,655	1,860,517
Gain on forgiveness of PPP Loan and accrued interest payable	-	(294,603)
Changes in operating assets and liabilities:
Incentive and other tax receivables	(370,641)	(177,624)
Other current assets	(150,922)	(447,656)
Other noncurrent assets	-	1,545
Accounts payable	(450,323)	256,500
Accrued expenses	1,790,903	(190,333)
Accrued interest payable	-	(95,080)
Net cash used in operating activities	(6,136,287)	(6,722,050)

Investing activities
Net cash used in investing activities	-	-

Financing activities
Issuance of common stock	-	13,852,511
Deposits held in escrow	-	(2,654,175)
Funds received under loans payable	-	-
Funds repaid under loans payable	-	-
Funds repaid under related party loan	-	(2,319,771)
Stock issuance costs	-	(813,471)
Net cash provided by financing activities	-	8,065,094
Effect of exchange rate changes on cash	(75,144)	(72,434)

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(6,211,431)	1,270,610
Cash, cash equivalents, and restricted cash at beginning of period	14,912,594	19,789,730
Cash, cash equivalents, and restricted cash at end of period	$8,701,163	$21,060,340

Supplemental disclosure of cash flow information:
Interest paid to related party	$-	$161,415

Non-cash investing and financing activities:
Conversion of related party loan to common stock	$-	$500,000
Gain on forgiveness of PPP loan and accrued interest payable	$-	$294,603

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited).

Emerald Health Pharmaceuticals Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business

Emerald Health Pharmaceuticals Inc. (EHP, or the Company) was incorporated in the state of Delaware in March 2017. EHP is a clinical-stage pharmaceutical company focused on developing drug product candidates currently containing patented new chemical entities (NCEs), rationally designed to treat various diseases with unmet medical needs, including neurodegenerative, autoimmune and other diseases. The Company is currently developing two initial therapeutic product candidates that target four initial indications, multiple sclerosis (MS) and systemic sclerosis (SSc, a severe form of scleroderma), Parkinson’s disease (PD) and Huntington’s disease (HD).

The Company acquired certain intellectual property from VivaCell Biotechnology España, S.L. (VivaCell), which became a wholly owned subsidiary of Emerald Health Research Inc. (EHR) in 2018. EHR is a wholly owned subsidiary of Emerald Health Sciences Inc. (EHS), a significant (former majority) stockholder of EHP. EHP has no ownership or voting rights related to VivaCell. See Note 7.

The Company is subject to risks common to other life science companies in the development stage including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development by its competitors of new technological innovations, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing, and compliance with FDA and other government regulations. If the Company does not successfully commercialize any product candidates, it will be unable to generate recurring product revenue or achieve profitability.

The global COVID-19 pandemic has resulted in and may continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. The ultimate effects of COVID-19 on the Company’s business, operations and financial condition are unknown at this time. To date, the enrollment rate in the Company’s Phase 2a clinical trial has been affected. However, the extent to which COVID-19 impacts the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain it or treat its impact, among others.

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced losses and recurring cash outflows from operations since inception and has an accumulated deficit of $64,242,764 as of June 30, 2022. As of June 30, 2022, the Company had cash in the amount of $8,701,163, and has incurred a loss from operations of $7,798,625 through the six months ended June 30, 2022. The Company expects to continue to incur significant losses and negative cash flows from operations through the remainder of 2022 and into the foreseeable future.

The Company has funded operations with capital raised from a Tier 2 offering (the Regulation A Offering) pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the Securities Act), as well as an exempt offshore offering under Regulation S under the Securities Act. The Regulation A Offering commenced in 2019 and terminated in March of 2021. In addition, the Company has received loan proceeds from separate loan arrangements, including a revolving loan (which terminated in June of 2021) with its significant (former majority) stockholder, EHS. See Note 3 and Note 6.

The future viability of the Company is largely dependent upon its ability to raise additional capital to finance its operations. Management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient financing on terms acceptable to the Company to fund continuing operations, if at all. These circumstances raise substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP) and in accordance with the instructions to Form 1-SA and Regulation S-X. As permitted under these rules, certain footnotes or other financial information that are normally required by GAAP have been condensed or omitted. The Company has made estimates and judgments affecting the amounts reported in the condensed consolidated financial statements and the accompanying notes. The actual results experienced by the Company may differ materially from our estimates. The financial information is unaudited but reflects all normal adjustments that are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results for the six months ended June 30, 2022 are not necessarily indicative of the results expected for the year ended December 31, 2022 or any future periods. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2021 included in the Company’s Annual Report on Form 1-K filed with the Securities and Exchange Commission (the SEC) on April 29, 2022.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Emerald Health Pharmaceuticals Australia Pty Ltd. (EHP Australia) and Emerald Health Pharmaceuticals, España Sociedad Limitada (EHP España). EHP Australia’s functional currency, the Australian dollar, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. EHP España’s functional currency, the Euro, is also its reporting currency, and its financial statements are translated to U.S. dollars prior to consolidation. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash consists of cash held in an escrow account, received as deposits from potential investors towards purchases of common stock under the Offering which had not yet been fully consummated as of the balance sheet date, as described in Note 4.

The following table provides a reconciliation of cash, cash equivalents and restricted cash, reported within the condensed consolidated statements of cash flows:

	Six Months Ended June 30,
	2022	2021
Cash and cash equivalents	$8,701,163	$20,961,625
Restricted cash	-	98,715
Total cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows	$8,701,163	$21,060,340

Incentive and Tax Receivables

The Company’s subsidiary, EHP Australia, is incorporated in Australia and is eligible to participate in an Australian research and development tax incentive program. As part of this program, EHP Australia is eligible to receive a cash refund from the Australian Taxation Office (ATO) for a percentage (currently 43.5%) of the research and development costs incurred by EHP Australia. The cash refund is available to eligible companies with an annual aggregate revenue of less than $AU20.0 million (Australian Dollars) during the reimbursable period. As of June 30, 2022 and December 31, 2021, the Company’s estimate of the amount of cash refunds expected to be received for eligible spending as part of this incentive program was $1.8 million and $1.5 million, respectively, which amounts are included in incentive and other tax receivables.

In addition, EHP Australia incurs Goods and Services Tax (GST) on services provided by Australian vendors. As an Australian entity, EHP Australia is entitled to a quarterly refund of the GST incurred during the previous quarter. The Company’s estimate of the amount of cash refund expected to be received related to GST incurred as of June 30, 2022 and December 31, 2021, was $15,096 and $86,608, respectively, which amounts are included in incentive and other tax receivables.

Research and Development

Research and development costs are charged to expense as incurred and consist primarily of contract research fees, contract manufacturing costs, consultant fees, preclinical studies, clinical trials and related costs, compensation and related benefits, and non-cash stock-based compensation. At the end of each reporting period, the Company compares the payments made to its vendors, clinical research organizations and consultants to the estimated progress towards completion of the related project. Factors that the Company considers in preparing these estimates include the number of patients enrolled in clinical studies, milestones achieved, and other criteria related to the efforts of its vendors. These estimates will be subject to change as additional information becomes available. Depending on the timing of payments to vendors and estimated services provided, the Company will record net prepaid or accrued expenses related to these costs. Research and development expenses are recorded net of expected refunds of eligible research and development costs paid pursuant to the Australian research and development tax incentive program and GST incurred on services provided by Australian vendors.

Business Segments

The Company operates within the United States, Europe, and Australia, in one business segment, which is dedicated to research and development of drug candidates based on patented NCEs with a unique mechanism of action, to treat diseases with unmet medical needs.

Stock-Based Compensation

The Company accounts for stock option awards issued to employees and non-employees in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic No. 718, Compensation-Stock Compensation. Under FASB ASC Topic No. 718, compensation expense related to stock-based payments is recorded over the requisite service period based on the grant date fair value of the awards. Forfeitures are accounted for as they occur. The Company uses the Black-Scholes option pricing model for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of assumptions which determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. See Note 5.

Net Loss per Share

The Company computes basic net loss per common share by dividing the applicable net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus additional shares to account for the dilutive effect of potential future issuances of common stock relating to stock options and other potentially dilutive securities using the treasury stock method. For the six months ended June 30, 2022 and 2021, there were 3,452,500 and 3,531,000 options, respectively, excluded from the computation of diluted earnings per share, as the effect would be anti-dilutive.

Comprehensive Loss

Comprehensive loss includes foreign currency translation adjustments related to the Company’s subsidiaries in Australia and Spain.

Significant Accounting Policies

There have been no changes to the significant accounting policies that were described in Note 2 to the 2021 Audited Financial Statements during the first six months of fiscal year 2022.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (ASU No. 2016-02), which changes the presentation of assets and liabilities relating to leases. The core principle of ASU No. 2016-02 is that a lessee should recognize the assets and liabilities that arise from leases. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) (ASU No. 2020-05), which further deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2021 to January 1, 2022. The Company adopted the new standard effective January 1, 2022, using the modified retrospective transition approach, and will not recast prior periods. In addition, the Company did not record a cumulative effect adjustment to the opening balance of retained earnings upon adoption. As permitted by the standard, the Company has elected all practical expedients and the transition practical expedient package, which among other things, allows the carryforward of historical lease classifications. Accordingly, the Company will continue to apply FASB ASC Topic 840, Leases (Topic 840), prior to January 1, 2022, including Topic 840 disclosure requirements, in the comparative periods presented. Due to the short-term nature of the Company’s existing leases, implementation of the standard did not have a material impact on its consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) (ASU No. 2019-10), which deferred the effective date of ASU No. 2016-02 for the Company from January 1, 2020 to January 1, 2021, and deferred the effective date of Topic 326 for the Company from January 1, 2022 to January 1, 2023. The Company is evaluating the adoption of Topic 326 as of the date of the financial statements.

3. Related Party Transactions

Since inception, the Company has received advances from EHS to fund its operations. In September 2017, the Company and EHS entered a revolving loan agreement (Related Party Loan), which was amended in January 2018 and November 2019. Borrowings under the Related Party Loan were drawn down from time to time, and repaid by the Company in cash, or at the option of EHS, converted into shares of the Company at $2.00 per share, or at a price to be equally agreed to between EHS and the Company (Conversion Feature). In November 2019, the Related Party Loan was amended to reduce the interest rate from 12% to 10%, compounded semiannually. The Related Party Loan was payable upon demand and had no expiration date.

During the six months ended June 30, 2021, the outstanding balance under the Related Party Loan was settled in full, and the Related Party Loan was terminated effective June 1, 2021, pursuant to a Loan Termination Agreement between the Company and EHS. In total, EHS advanced approximately $11.3 million to the Company under the Related Party Loan. The Company repaid approximately $3.1 million of the total advanced by EHS in cash, of which approximately $2.3 million was repaid during the six months ended June 30, 2021, and approximately $5.2 million was offset through cashless discharges (described below). The remaining $3.0 million was converted into 1.5 million shares of the Company’s common stock at a conversion price of $2.00 per share, of which $0.5 million was converted into 250,000 shares of the Company’s common stock during the six months ended June 30, 2021. A total of approximately $2.2 million of interest expense was incurred (excluding a non-cash charge of approximately $1.4 million recorded during the year ended December 31, 2019 related to accretion of the beneficial Conversion Feature) under the Related Party Loan, of which approximately $0.1 million was incurred during the six months ended June 30, 2021. Approximately $2.0 million of the total interest expense was paid to EHS in cash, of which approximately $0.2 million was paid during the six months ended June 30, 2021, and approximately $0.2 million was offset through a cashless discharge during the year ended December 31, 2019. The Company does not have any remaining obligations to EHS under the Related Party Loan.

The Conversion Feature of the loan agreement was not considered an embedded derivative under FASB Accounting Standards Codification (ASC) Topic 815, Derivatives and Hedging, since there are no provisions for net settlement nor is there a means for EHS to receive an asset that puts EHS in a position not substantially different from net settlement.

In May 2019, the Company’s Board of Directors authorized a funding arrangement with EHS (Related Party Note Receivable), which was amended in August 2019 and September 2019 to extend the repayment dates, pursuant to which the Company advanced funds to EHS in the form of interest bearing (12%) short term notes under a Promissory Note between EHS and EHP (the Promissory Note). Advances under the Promissory Note were originally due for repayment with accrued and unpaid interest three months from the date of the advance. A total of $5,000,000 was advanced and $178,933 accrued as interest receivable under the Related Party Note Receivable. During 2019, the Related Party Note Receivable was settled through cashless discharges against the unpaid principal and accrued interest payable balances, respectively, under the existing Related Party Loan with EHS.

On November 15, 2019, Dr. Avtar Dhillon, a co-founder of the Company, resigned as Chairman of the Board of Directors. The Company and EHS concurrently entered into a Board Observer Agreement, whereby the Company granted to EHS the right to designate any director or officer to be an observer on the Board of Directors for so long as EHS maintains ownership of any securities of the Company. Dr. Dhillon, who was at that time CEO and a director of EHS, initially served as the EHS Board observer.

In December 2019, the Board of Directors approved an Independent Contractor Services Agreement between the Company and Dr. Dhillon, to provide corporate advisory services to the Company in exchange for a monthly fee of $10,000 (the “Agreement”). The Agreement had an initial term of one year and renewed automatically thereafter unless terminated earlier by either party. On September 23, 2021, the Company was provided 30-day written notice from Dr. Dhillon, terminating the Agreement without cause, effective October 23, 2021. There are no remaining obligations, nor amounts due and payable, under the Agreement.

In August 2020, the Company’s Board of Directors granted Dr. Dhillon the option to purchase 25,000 shares of common stock at $6.00 per share under the Plan (as defined in Note 5) with vesting occurring 25% on the date of the grant and an additional 25% vesting annually thereafter. Concurrent with the termination of the Agreement, the remaining 12,500 unvested shares were forfeited.

In September 2021, the Company’s Board of Directors approved a modification to the exercise terms of the non-qualified stock option awards previously issued to Dr. Dhillon. See Note 5.

In April 2021, the Company entered into an agreement with SKYE Bioscience, Inc. (SKYE) to sublease a portion of its existing non-cancelable building lease to SKYE, beginning May 16, 2021 and continuing on a month-to-month basis. EHS is a significant stockholder of both EHP and SKYE. In August 2021, SKYE provided notice of termination of the month-to-month lease agreement, effective August 31, 2021. Under the sublease agreement, SKYE paid monthly base rent of $4,000 per month, in addition to a portion of common area expenses and utilities. During the six months ended June 30, 2021, the Company received a total of $6,000 from SKYE under the sublease.

4. Common Stock

The Company has 100,000,000 shares of common stock authorized with a par value of $0.0001 per share. The Company has issued 9,000,000 shares of common stock at $0.0001 per share to EHS for proceeds of $900, and 1,000,000 shares to the founders of the Company for total proceeds of $100. The shares issued to founders vested 25% on the date of issuance and vested 25% annually thereafter until fully vested. In total, 925,000 of these shares have fully vested as of June 30, 2022. The Company repurchased 75,000 unvested shares at par value from a founding member, which are currently held by the Company as treasury stock.

The Company has issued a total of 1,250,000 additional shares of common stock to EHS upon the conversion of $2,500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

The Company sold 65,700 shares of common stock at $5.00 per share for gross proceeds of $328,500, less issuance costs of $51,776 in an exempt offshore offering under Regulation S under the Securities Act.

From March 2019 through March 2021, the Company sold shares of common stock under a Tier 2 offering (the Regulation A Offering) pursuant to Regulation A (Regulation A+) under the Securities Act. The Regulation A Offering was qualified by the SEC in March 2018 with subsequent post-qualification offering circular amendments qualified by the SEC in June 2019, and November 2020. The Company closed and terminated the Regulation A Offering effective March 28, 2021. During the six months ended June 30, 2021, the Company sold 2,258,752 shares of common stock under the Offering, for gross proceeds of $13.6 million, less issuance costs incurred of $0.7 million. There were no such sales during the six months ended June 30, 2022.

In total, from the commencement of the sale of shares pursuant to the Regulation A Offering in March 2019 through the closing and termination of the Regulation A Offering on March 28, 2021, the Company sold an aggregate of 10,422,776 shares of common stock pursuant to the Regulation A Offering for gross proceeds of approximately $60 million.

The Company had a Broker-Dealer Agreement with Dalmore Group, LLC (Dalmore), a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (FINRA), to perform administrative, compliance and placement agent related functions in connection with the Offering. Pursuant to this agreement, the Company paid Dalmore $28,000 in one-time set up fees, consisting of a $20,000 agreement fee and $8,000 for fees paid to FINRA, plus 1.0% commission on the sale of common stock under the Offering, commencing with sales following regulatory approval by FINRA, which occurred on July 25, 2019. In total, the Company paid approximately $0.5 million to Dalmore related to commission on the sale of common stock under the Offering.

The Company had an Escrow Services Agreement with Prime Trust, LLC in connection with the Regulation A Offering. Under this agreement, the proceeds received from the Offering were deposited into an escrow account prior to distribution to the Company, which was recorded as restricted cash, and offset by deposits held in escrow liability. The Company terminated the Escrow Services Agreement in September 2021, and there are no remaining deposits held in the escrow account as of June 30, 2022.

In June 2020, the Company issued 100,000 shares of common stock to a consultant as payment for services.

From June 2020 through January 2021, the Company issued a total of 23,000 shares of restricted common stock under the Plan (as defined below), to consultants as payment for services, 3,000 shares of which were issued during the six months ended June 30, 2021.

In July 2020, the Company entered into a consulting agreement with a third party to provide business advisory services in connection with strategic development and private financing matters. Pursuant to this agreement, during the six months ended June 30, 2021, the Company incurred and paid consulting fees of approximately $0.4 million. The Company paid approximately $1.6 million in total under this agreement, which expired on March 31, 2021. All fees incurred under this agreement were recorded as stock issuance costs within equity as the services performed were directly related to the Regulation A Offering.

In April 2021, the Company issued 250,000 shares of common stock to EHS in accordance with a written notice received from EHS, for the conversion of $500,000 of the unpaid principal balance under the Related Party Loan at a conversion price of $2.00 per share. See Note 3.

In June 2021, the Company sold 37,500 shares of common stock at $8.00 per share for gross proceeds of $300,000, in a private placement offering under Regulation D under the Securities Act.

5. Equity Incentive Plan

In January 2018, the Company adopted the 2018 Equity Incentive Plan, which was amended on December 13, 2018 and August 12, 2020 (the Plan). On August 12, 2020, the Company adopted an amendment to the Plan which increased the number of shares of Common Stock authorized to be issued under the Plan to equal 18% of the number of issued and outstanding shares of common stock of the Company as of the applicable date of issuance. As of June 30, 2022, there were 3,973,315 shares of Common Stock reserved for issuance pursuant to awards under the Plan. As of June 30, 2022, there were 497,815 shares available to grant under the Plan.

The Plan provides incentives to eligible employees, consultants, officers, and directors in the form of incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other rights or benefits. Recipients of stock options are eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. Vesting schedules are determined by the Board of Directors.

The following table summarizes stock-based compensation expense related to stock options granted to employees and nonemployees included in the condensed consolidated statements of operations as follows:

	Six Months Ended June 30,
	2022	2021
Research and development	$315,188	$843,243
General and administrative	387,467	1,017,274
Total	$702,655	$1,860,517

Stock Options

During the six months ended June 30, 2022, there were no stock options granted to employees or non-employees, and there were 668,500 stock options granted during the six months ended June 30, 2021.

As of June 30, 2022, unrecognized stock-based compensation expense for employee and non-employee stock options was approximately $2.1 million, which the Company expects to recognize over a weighted-average remaining period of 1.5 years, assuming all unvested options become fully vested.

The Company uses a Black-Scholes option-pricing model to value the Company’s option awards. Using this option-pricing model, the fair value of each employee and non-employee award is estimated on the grant date. The fair value is expensed on a straight-line basis over the vesting period. In general, the option awards vest partially upfront and then pro-rata annually thereafter. The expected volatility assumption is based on the volatility of the share price of comparable public companies. The expected life is determined using the “simplified method”. The risk-free interest rate is based on the implied yield on a U.S. Treasury security at a constant maturity with a remaining term equal to the expected term of the option granted. The dividend yield is zero, as the Company has never declared a cash dividend.

In September 2021, the Company’s Board of Directors approved a modification to the exercise terms of certain stock options previously issued under the Plan. This modification removed the post-termination exercise period from the award agreements, granting the award holders the ability to exercise the vested portion of the options until the original expiration dates of the awards, if continuous service is terminated for any reason other than for cause, including by death or disability. The modification applied to all non-qualified stock option awards previously issued to the Company’s three non-employee Directors, the Company’s former President, Chief Executive Officer and Director, and the Company’s co-founder and former Executive Chairperson and President, Dr. Dhillon. During the six months ended June 30, 2022, stock-based compensation expense includes an additional $0.1 million related to the vested portion of each option, with an additional $0.2 million of stock-based compensation expense to be recognized over the remaining vesting periods of the impacted options.

Restricted Stock

During the six months ended June 30, 2021 there were 3,000 shares of restricted common stock issued under the Plan to non-employees, with a vesting period of two months. The Company recognized $18,000 of stock-based compensation expense for restricted stock during the six months ended June 30, 2021. There were no shares of restricted common stock issued during the six months ended June 30, 2022.

6. Commitments and Contingencies

On May 1, 2018, the Company entered into a two-year non-cancelable building lease for its corporate headquarters in San Diego, California. Effective August 15, 2019, the lease was amended to include additional space at the existing premises and to extend the term of the original lease through August 31, 2022. Under the lease, the Company pays a base rent of $21,852 per month. The Company paid a $41,503 security deposit related to the lease, which is recorded within other current assets. On September 1, 2022, the Company entered into a new lease at a rate of $2,067.00 per month.

Future minimum payments under the non-cancelable operating lease as of June 30, 2022 were as follows:

2022	43,704
Total	$43,704

In July 2020, the company entered into an agreement to sublease a portion of its existing non-cancelable building lease to a tenant, effective August 1, 2020, and continuing through August 31, 2022. The Company paid commissions of $7,000 related to the execution of the sublease and was expected to incur future losses of approximately $55,000 in conjunction with the sublease. EHS agreed to reimburse the Company for the commission fee and future expected losses, which were offset against the Related Party Loan as of December 31, 2020.

Loans payable

On April 22, 2020, the Company received loan proceeds of $292,152 from Silicon Valley Bank pursuant to the Paycheck Protection Program established as part of the Coronavirus Aid, Relief and Economic Security Act (PPP Loan). The PPP Loan, which is evidenced by a note dated April 21, 2020, bore interest at a rate of 1% per annum, and was expected to mature on April 21, 2022. On February 18, 2021, the PPP Loan, including accrued interest of $2,451, was forgiven in full by the lender. During the six months ended June 30, 2021, the income from the forgiveness of the amount borrowed and the accrued interest was recognized in the statement of operations in other income as a gain on the extinguishment of debt, in accordance with ASC 405-20, Extinguishment of Liabilities.

SEC Investigation

The Company received a “Wells Notice” from the staff (Staff) of the Securities and Exchange Commission (Commission). The Wells Notice stated that the Staff had made a preliminary determination to recommend that the Commission file an enforcement action against the Company alleging violations of Sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Securities Act of 1933, Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.

In July 2022, the Company reached a settlement in principle with the Staff to resolve the issues raised in the Wells Notice, subject to negotiation of customary settlement documentation and approval by the Commission. Pursuant thereto, on September 15, 2022, the Company executed a Consent to Entry of Final Judgment. The Final Judgment will permanently restrain and enjoin the Company from future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The Final Judgment will further order the Company to pay a civil penalty in the amount of $517,955, which may be paid in four quarterly installments. As of June 30, 2022 the total penalty is included in accrued expenses. If it is approved by the Commission, the Final Judgment will then be subject to approval by the United States District Court for the Central District of California.

The Company cannot predict with confidence or certainty the ultimate outcome of the Commission’s process, including whether the Commission will accept a settlement with respect to the issues raised in the Wells Notices.

7. Intellectual Property Transfer and Research Agreements

In June 2017, the Company and VivaCell executed the Intellectual Property Transfer Agreement (IPTA), which was amended in July 2022. Section 2.2 (c) of the IP Agreement was updated so that milestone payments of €250,000 would be paid within ten Business Days of the commencement of enrollment of each Phase 2 trial and the sum of €200,000 paid within ten Business Days of the initial release of data from a Phase 2 trial for each product and application. EHP paid VivaCell approximately $112,000 upon execution of the IPTA, for the purchase of three United States patents, two Japanese patents, one European patent and fourteen pending patent applications covering two series of molecules which are based on the molecular structure of CBD and CBG. Future payments of up to 2.7 million Euro (approximately $2.8 million, based upon the exchange rate at June 30, 2022) per product and application are due upon completion of certain development milestones. As further consideration, the Company will pay VivaCell a 2.5% royalty on all net revenues of any drug developed from the transferred compounds. In 2020, the Company paid approximately $0.5 million related to the first milestone payments due to VivaCell for the Company’s completion of a Phase 1 clinical study for MS and SSc, and in July 2022 the Company paid approximately $0.3 million related to the second milestone payment due to VivaCell for the Company’s commencement of enrollment of a Phase 2 clinical study for SSc.

Concurrent with the execution of the IPTA, the Company signed a Research Agreement with VivaCell for an initial term of 5 years. Under the terms of the Research Agreement, VivaCell is providing research services under the Company’s direction for consideration of cost plus a standard mark-up. Thereafter, the agreement will renew for successive one-year terms and may be terminated by either party on the expiration of the original term or any renewal term by delivering written notice at least 90 days prior to expiration. During the six months ended June 30, 2022 and 2021, the Company recorded $75,746 and $74,196, respectively in research and development expense for services performed by VivaCell under the Research Agreement. As of June 30, 2022 and December 31, 2021, $7,664 and $9,375, respectively, are included in accrued expenses, for amounts due to VivaCell under the Research Agreement.

The Company performed a qualitative analysis to determine whether a variable interest in another entity represents a controlling financial interest in a variable interest entity. A controlling financial interest in a variable interest entity is characterized by having both the power to direct the most significant activities of the entity and the obligation to absorb losses or the right to receive benefits of the entity. Since EHP does not have voting control or other forms of control over the operations and decision making at VivaCell, the Company determined that it does not have a variable interest in VivaCell. This guidance requires on-going reassessments of variable interests based on changes in facts and circumstances. The Company continues to assess its variable interests and has determined that no significant changes have occurred as of September 29, 2022.

8. Balance Sheet Details

Other current assets consisted of the following:

	June 30, 2022	December 31, 2021
Prepaid contracts, expenses and deferred costs	$597,405	$423,200
Other	43,334	66,617
Total	$640,739	$489,817

Property and equipment consisted of the following:

	June 30, 2022	December 31, 2021
Furniture and fixtures	$61,177	$61,177
Manufacturing equipment	12,470	12,470
Office equipment	19,480	19,480
Leasehold improvements	20,638	20,638
Property and equipment, gross	113,765	113,765
Accumulated depreciation	(89,628)	(82,263)
Property and equipment, net	$24,137	$31,502

Depreciation expense for the six months ended June 30, 2022 was $7,365.

Other noncurrent assets include upfront deposits paid to clinical research organizations or other contract research providers, which are expected to be retained by the service provider until at least 12 months beyond the balance sheet date or until the expected completion of services.

Accrued expenses are comprised of the following:

	June 30, 2022	December 31, 2021
Research and development liabilities	$288,054	$225,019
Clinical trial related liabilities	2,408,405	1,331,233
Accrued payroll liabilities	829,520	764,941
Related party liabilities	7,664	12,593
Other liabilities	736,375	145,329
Total	$4,270,018	$2,479,115

9. Defined Contribution Plan

Effective January 1, 2018, the Company adopted a defined contribution savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is for the benefit of all qualifying employees and permits voluntary contributions by employees up to 100% of eligible compensation, subject to the Internal Revenue Service imposed maximum limits. The terms of the plan allow for discretionary employer contributions.

On January 1, 2020, the Company commenced a safe harbor contribution of 3% of each eligible employee’s gross earnings, subject to Internal Revenue Service limitations. Employer safe harbor contributions vest immediately.

10. Subsequent Events

As disclosed above, on June 10, 2022, we received a Wells Notice from the Staff of the Commission. On July 1, 2022, the Company submitted a settlement proposal to the Staff. The Company has reached a settlement in principle with the Staff, which remains subject to negotiation of customary settlement documentation and approval by the Commission. The Company cannot predict with confidence or certainty the ultimate outcome of the Commission’s process, including whether the Commission will accept a settlement with respect to the issues raised in the Wells Notices.

Following its receipt of the Wells Notices, our Board of Directors requested that Dr. DeMesa and Ms. Sanford resign from their positions. Effective July 8, 2022, Dr. DeMesa and Ms. Sanford resigned as, respectively, Chief Executive Officer and director, and Chief Financial Officer.

On July 23, 2022, we entered into a consulting agreement with Catapult Life Science Advisors, LLC (Catapault), which was effective as of July 8, 2022, pursuant to which Mr. Punit Dhillon was appointed our principal executive officer. Mr. Dhillon is an officer, director and sole shareholder of Catapult. Mr. Dhillon will be compensated at an hourly rate of $250 per hour.

On August 19, 2022, Mr. Punit Dhillon resigned from the Board of Directors. Mr. Dhillon will continue to support the company as Secretary and interim principal executive officer, as a consultant, until the Board of Directors names a permanent successor. The Board of Directors appointed Mr. Robert E. Hawk, on August 19, 2022 to fill the vacancy left by Mr. Dhillon’s resignation.

On September 1, 2022, the Company entered into a consulting agreement with Kranz & Associates Holdings, LLC pursuant to which Robert Murphy has been appointed as Chief Financial Officer and Treasurer of the Company. Mr. Murphy will be compensated based on an agreed upon hourly rate.

On September 1, 2022, the Company entered into a new lease with Regus Management Group, LLC at a rate of $2,067.00 per month.

Item 4. Exhibits

Exhibit No.	Description

2.1	Certificate of Incorporation of Emerald Health Pharmaceuticals Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Draft Offering Statement and Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on January 29, 2018, as amended).

2.2	Certificate of Amendment of the Certificate of Incorporation of Emerald Health Pharmaceuticals Inc. (Incorporated by reference to Exhibit 2.2 to the Company’s Draft Offering Statement and Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on January 29, 2018, as amended).

2.3	Amended and Restated Bylaws of Emerald Health Pharmaceuticals Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 1-K filed with the SEC on April 30, 2021).

3.1	Loan Agreement dated September 1, 2017 between the Company and Emerald Health Sciences Inc. (Incorporated by reference to Exhibit 3.1 to the Company’s Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018).

3.2	Amendment Agreement dated January 26, 2018 between the Company and Emerald Health Sciences Inc. (Incorporated by reference to Exhibit 3.2 to the Company’s Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018).

3.3	Amendment Agreement No. 2 dated November 15, 2019 between the Company and Emerald Health Sciences Inc. (Incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed with the SEC on November 21, 2019).

3.4	Loan Termination Agreement dated June 1, 2021 between the Company and Emerald Health Sciences Inc. (Incorporated by reference to Exhibit 3.4 to the Company’s Offering Circular on Form 1-A filed with the SEC on July 26, 2021).

6.1*	Intellectual Property Transfer Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018).

6.2*	Collaborative Research Agreement dated June 15, 2017, between the Company and VivaCell Biotechnology España S.L.(Incorporated by reference to Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018).

6.3+	First Amendment to the Intellectual Property Transfer Agreement dated July 13, 2022, between the Company and VivaCell Biotechnology España S.L. (Incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed with the SEC on July 28, 2022).

6.4	Form of Indemnification Agreement for officers and directors (Incorporated by reference to Exhibit 6.5 to the Company’s Offering Circular on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 5, 2018).

6.5	2018 Equity Incentive Plan of the Company (as Amended and Restated) (Incorporated by reference to Exhibit 6.7 to the Company’s Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on March 29, 2019, as amended).

6.6	Form of Executive Employment Agreement (Incorporated by reference to Exhibit 6.9 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 30, 2019).

6.7	Broker-Dealer Agreement dated June 20, 2019, between the Company and the Dalmore Group LLC (Incorporated by reference to Exhibit 6.8 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 30, 2019).

6.8	Board Observer Agreement Dated November 15, 2019 between the Company and Emerald Health Sciences Inc. (Incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed with the SEC on November 21, 2019).

6.9	Independent Contractor Services Agreement dated December 1, 2019 between the Company and Dr. Avtar Dhillon (Incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed with the SEC on December 9, 2019).

6.10	Loan Agreement between the Company and Rocking Horse Nominees Pty Ltd (Incorporated by reference to Exhibit 6.10 to the Company’s Annual Report on Form 1-K filed with the SEC on April 28, 2020).

6.11	Consulting Agreement dated June 3, 2020 between the Company and Sahil Beri (Incorporated by reference to Exhibit 6.13 to the Company’s Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on July 10, 2020).

6.12	Consulting Agreement dated June 15, 2020 between the Company and William Dreyer (Incorporated by reference to Exhibit 6.14 to the Company’s Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC (Commission File No. 024-10810) on July 10, 2020).

6.13	Lease Agreement dated April 18, 2019 (Incorporated by reference to Exhibit 6.13 to the Company’s Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC on November 6, 2020).

6.14	First Amendment to Lease Agreement dated July 14, 2019 (Incorporated by reference to Exhibit 6.13 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 28, 2020).

6.15	Amendment No. 2 to Emerald Health Pharmaceuticals Inc. 2018 Equity Incentive Plan (Incorporated by reference to Exhibit 6.14 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 28, 2020).

6.16	Consulting Agreement dated July 31, 2020 between the Company and Beri Holdings (Incorporated by reference to Exhibit 6.15 to the Company’s Semiannual Report on Form 1-SA filed with the SEC on September 28, 2020).

6.17	Consulting Agreement dated August 1, 2020 between the Company and Mark Wegenka (Incorporated by reference to Exhibit 6.17 to the Company’s Post-Qualification Offering Circular Amendment on Form 1-A filed with the SEC on November 6, 2020).

6.18**	Consulting Agreement dated July 23, 2022 between the Company and Catapult Life Science Advisors, LLC.

6.19**	Consulting Agreement dated September 1, 2022 between the Company and Kranz & Associates Holdings, LLC.

6.20**	Lease Agreement dated September 1, 2022 between the Company and Regus Management Group,

*	Portions of this exhibit containing confidential information have been omitted pursuant to a request for confidential treatment filed with the SEC pursuant to Rule 406 under the Securities Act. Confidential information has been omitted from the exhibit in places marked “[*****]” and has been filed separately with the SEC.
+	Certain identified information has been excluded from this exhibit because it is both (i) not material and (ii) is the type that the company treats as private or confidential. Such portions are marked as indicated with [***].
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Pharmaceuticals Inc.

By:	/s/ Punit Dhillon
	Name:	Punit Dhillon
	Title:	Principal Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Punit Dhillon	Date: September 29, 2022
Name: Punit Dhillon Title: Principal Executive Officer, Secretary (Principal Executive Officer)

/s/ Robert Murphy	Date: September 29, 2022
Name: Robert Murphy Title: Chief Financial Officer, Treasurer (Principal Financial Officer and Principal Accounting Officer)